UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:   005-82445

__    BEFUT International Co., Ltd. ___

(Exact name of registrant as specified in its charter)

27th Floor, Liangjiu International Tower,
5 Heyi Street,
Dalian City,China 116011

__________                +86-411-83678755 ______________

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    _ Common Stock, par value $0.001 per share    ___

(Title of each class of securities covered by this Form)

         _________________           N/A      _________________

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: _138_

Pursuant to the requirements of the Securities Exchange Act of 1934, China Industrial Waste Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BEFUT International Co., Ltd.
Date: May 11, 2012	By	/s/ Hongbo Cao _______________________________ Name: Hongbo Cao Title: CEO and Chairman